Certain Confidential Information contained in this document, marked by	Tom Kennedy
brackets, has been omitted and filed separately with the Securities
and Exchange Commission under 17 CFR § 200.83.	T: (650) 843-5132
tkennedy@cooley.com
January 26, 2007

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Veraz Networks, Inc. in connection with Registration Statement on Form S-1 (File No. 333-138121)
Via FedEx
Mark P. Shuman
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 4-6
Washington, D.C. 20549
Re:	Veraz Networks, Inc. Registration Statement on Form S-1 Registration File No. 333-138121
Ladies and Gentlemen:
On behalf of Veraz Networks, Inc. (the “Company”), we are writing to supplementally provide the staff of the U.S. Securities and Exchange Commission (the “Staff”) with information, with respect to the Company’s Registration Statement on Form S-1, File No. 333-138121 (the “Registration Statement”) in connection with the Company’s proposed initial public offering of its Common Stock (the “Common Stock”). We are providing the following information for the Staff’s consideration in connection with the Staff’s review and questions regarding the Company’s pricing of stock option grants. In addition to the supplemental information provided in this letter, we are also providing certain information to the Staff that has already been provided in either the Registration Statement or in our prior letters to the Staff, and do so in this letter for the purposes of providing all material information in a single location in order to facilitate the Staff’s review of the Company’s stock option pricing practices and history. In particular, we have focused our analysis our analysis on options granted during the period commencing on January 1, 2004 and ending on September 30, 2006 (the “Covered Period”).
Determination of Fair Value Made at Time of Grant
As a preliminary matter, the Company believes that all of the options to purchase Common Stock granted during the Covered Period were granted at the then current fair value of the Common Stock, as determined by the Company’s Board of Directors (the “Board”) at the time of each grant. Throughout the Covered Period, a majority of the Board has been comprised of non-employee directors, all of whom have experience with companies in the communications and/or technology industries. The Company believes that the composition of the Board at all times resulted in an unbiased view of the stock value and produced a reasonable estimate of the fair value of the Common Stock. In the absence of a public trading market in accordance with paragraph 3 of the American Institute of Certified Public Accountant’s “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “AICPA Guide”),
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Two
the Board used the “best estimate” method and considered numerous objective and subjective factors, including valuation reports from an independent third party in certain instances, to determine the fair value of Common Stock at each option grant date made, including the factors described below:
•	the option grants involved illiquid securities in a private company;

•	the shares of Common Stock acquired upon exercise were subject to vesting (generally 25% after the first year, then ratably per month over the remaining three years), or 1/48th per month over four years;

•	prices of the Company’s Series A, A-1, A-2, B, B-1 and C Preferred Stock (the “Preferred Stock”) issued by the Company primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of the Preferred Stock over the Common Stock;

•	the Company’s financial performance;

•	the Company’s stage of development and business strategy;

•	the composition and changes in the Company’s management team, including the need to recruit additional members of management; and

•	the likelihood of achieving a liquidity event for the shares of Common Stock underlying these options, such as an initial public offering or sale of the Company, given prevailing market conditions.
The Board specifically took into account the following provisions of the Preferred Stock in determining the fair value of the Common Stock at the time of the option grants:
•	the respective aggregate liquidation preferences of the holders of Preferred Stock upon the liquidation, sale or dissolution of the Company, pursuant to which such holders are entitled to receive, in preference to any distribution of assets to holders of Common Stock, an amount equal to the applicable original issue price plus all declared and unpaid dividends per share on the Preferred Stock;

•	the redemption provisions of the Series A-1, A-2 and B-1 Preferred Stock;

•	the conversion and anti-dilution provisions of the Series C Preferred Stock and the fact that the Series C Preferred Stock will not automatically convert into Common Stock unless the pre-offering valuation of the Company is at least $90 million;

•	the non-cumulative nature of the Series C Preferred Stock dividends, with annual dividends of 8% of the applicable original issuance price, when and if declared, per share prior to the payment of any dividends on the Common Stock; and

•	the voting power of the holders of Preferred Stock relative to holders of Common Stock.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Three
Accounting Policies
Prior to January 1, 2006, the Company accounted for options granted to employees and directors using the intrinsic-value-based method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (“APB25”), and Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25 (“FIN 44”), and had adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS123”) and SFAS No. 148, Accounting for Stock- Based— Compensation Transition and Disclosure (“SFAS148”). In accordance with APB Opinion No. 25, stock-based compensation expense resulted from stock option grants at exercise prices that, for financial reporting purposes, were determined to be below the estimated fair value of the underlying common stock at date of grant.
Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised 2004), Share-Based Payment, (“SFAS123R”), using the prospective transition method, which requires the Company to apply the provisions of SFAS123R only to new awards granted, and to awards modified, repurchased or cancelled, after the effective date. Under this transition method, total employee stock-based compensation expense recognized beginning January 1, 2006 is based on the following: (a) the grant-date fair value of stock option awards granted or modified after January 1, 2006; and (b) the balance of deferred stock-based compensation related to stock option awards granted prior to January 1, 2006, which was calculated using the intrinsic value method as previously permitted under APB25.
Review of Option Grants
In connection with the preparation of the Company’s financial statements, the Company analyzed its stock option grants during the Covered Period. As part of this review and with the benefit of hindsight, the Company reconsidered whether certain of the stock options granted contained a compensatory element that should be recorded for financial reporting purposes. As a result, the Company concluded that options to purchase Common Stock fell into four periods: (i) January 1, 2004 through December 31, 2004; (ii) January 1, 2005 through September 30, 2005; (iii) October 1, 2005 through December 31, 2005; and (iv) January 1, 2006 through September 30, 2006. Each period referred to above has its own separate issues and its own accounting treatment which is described below.
          Options granted from January 1, 2004 through December 31, 2004
During the period from January 1, 2004 through December 31, 2004, the Company granted options to purchase a total of 2,201,040 shares of Common Stock at exercise prices ranging from $0.18 to $0.25. As described above, all options granted during this period were granted at the fair market value on the date of grant as determined by the Board. The Company did not perform any contemporaneous or retrospective valuations of the Common Stock during this period and has no reason to believe that the Common Stock, at the time of grant, was valued at anything other than fair value. Therefore the Company did not record any compensation expense associated with such stock options.
          Options granted from January 1, 2005 through September 30, 2005
During the period from January 1, 2005 through September 30, 2005, the Company granted options to purchase a total of 4,727,188 shares of Common Stock at an exercise price of $0.25 per share. In November 2005, in response to the adoption by the Internal Revenue Service of Internal Revenue Code Section 409A, the Company re-evaluated the estimated fair value of the Common Stock for financial
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Four
reporting purposes for the year ended December 31, 2005. To assist management in re-evaluating the estimated fair value of the Common Stock, the Company engaged Valuation Research Corporation (“VRC”) an independent valuation specialist, to perform retrospective valuations as of January 1, 2005 and April 15, 2005. VRC provided the Company with valuation reports which estimated the fair value of the Common Stock at $0.52 as of January 1, 2005 and at $0.57 as of April 15, 2005. The Board, in December 2005, had passed a resolution to modify grants made in 2005 to be equivalent the valuation to be provided by VRC. Thus, upon receipt of the VRC valuations, the Company appropriately modified the exercise prices for options.
The methodology employed by VRC is described in Exhibit A, attached hereto. Based upon the reports from VRC, management determined that the fair value of the Common Stock underlying options to purchase 4,727,188 shares of Common Stock granted during the period from January 1, 2005 through September 30, 2005 exceeded the option exercise price. The exercise prices on these options were modified and increased to the respective reassessed fair value at date of grant. These option price modifications are described on the following table:

Date of Grant	Number of	Original	Reassessed Fair Value	Intrinsic Value
	Options Granted	Exercise Price	per Share/Modified	Per share
		per Share	Exercise Price
January 10, 2005	3,608,000	$0.25	$0.52	$0.27
April 20, 2005	754,000	$0.25	$0.57	$0.32
July 6, 2005	252,688	$0.25	$0.65	$0.40
August 10, 2005	112,500	$0.25	$0.65	$0.40
As a result of the reassessed fair value of options granted during the nine months ended September 30, 2005, the Company recorded deferred stock-based compensation related to these options under APB 25 of $1,318,000 during the year ended December 31, 2005, which is being amortized over the vesting period of the applicable options on a straight-line basis.
          Options granted from October 1, 2005 through December 31, 2005
During the period October 1, 2005 through December 31, 2005, the Company granted options to purchase a total of 1,222,300 shares of Common Stock. All of these options were granted on November 17, 2005 at an exercise price of $0.81 per share. The exercise price was, in the opinion of the Board, the fair value of the underlying Common Stock at the time of grant. In November 2005, the Company requested a contemporaneous valuation from VRC of the Common Stock. Following receipt of the final valuation from VRC, indicating a value of the Common Stock of $0.77 per share, the Company determined that the fair value of the Common Stock was, in fact, less than the exercise price of the options. The methodology employed by VRC for the December 15, 2005 valuation is described in Exhibit A, attached hereto. The Company did not modify the options to reduce the exercise price and there was no compensation expense associated with these options.
          Options Granted from January 1, 2006 through September 30, 2006
During the period January 1, 2006 through September 30, 2006, the Company granted options to purchase a total of 1,382,700 shares of Common Stock at an exercise price of $0.90 per share. At the respective dates of grant, the fair value of the Common Stock was determined by the Board with input from management. The Company did not obtain contemporaneous valuations from an independent
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Five
valuation specialist during this period because the Company did not believe that such an independent valuation was necessary to determine the fair market value of the Common Stock under either option granting rules or under Internal Revenue Code Section 409A. In August 2006, the Company again engaged VRC to perform a valuation of the Common Stock because more than six months had passed since the prior valuation and an additional independent valuation was therefore necessary to support the Company’s valuations under Internal Revenue Code Section 409A. In its report, VRC estimated the fair value of the Common Stock was $3.09 per share as of August 15, 2006. The methodology employed by VRC for the August 15, 2006 valuation is described in Exhibit A. After reviewing the valuation report as of August 15, 2006, management decided to use the $3.09 per share valuation of the underlying Common Stock when estimating the fair value, and related compensation expense, associated with the options granted in April and May 2006 for financial reporting purposes. A fuller description of the reasoning employed by the Company is set forth below under the heading “Justification for Common Stock Valuation during the Covered Period.” Information on stock options granted during the period from January 1, 2006 through September 30, 2006 is summarized as follows:

Date of Grant	Number of Options	Exercise	Fair Value of	Intrinsic Value
	Granted	Price	Underlying	per Option
			Common Stock
April 25, 2006	383,700	$0.90	$3.09	$2.19
May 8, 2006	999,000	$0.90	$3.09	$2.19
For options granted during the period from January 1, 2006 through September 30, 2006, the Company estimated the fair value of stock options granted using the Black-Scholes option-pricing model with the following assumptions:

Expected term in years	6.41
Risk-free interest rate	5.00%
Volatility	79%
Dividend yield	—
Estimated fair value per share of underlying Common Stock	$3.09
The weighted average fair value per share of the options granted during the period from January 1, 2006 through September 30, 2006, was approximately $2.70 per share. For the nine months ended September 30, 2006, the total estimated compensation cost, , after consideration of estimated forfeitures, related to stock-based awards granted under SFAS123R was approximately $3,316,000. This cost will be amortized on a straight-line basis over the requisite service period of approximately four years. Amortization in the nine months ended September 30, 2006 was $305,000.
Justification for Common Stock Valuation during the Covered Period
As described above, the Common Stock Valuations applied by the Company for accounting purposes is as follows:

Period	Option Price
January 2004 through September 30, 2004	$0.18
October 1, 2004 through December 31, 2004	$0.25
January 1, 2005 through March 31, 2005	$0.52
April 1, 2005 through June 30, 2005	$0.57
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Six

Period	Option Price
July 1, 2005 through September 30, 2005:	$0.65
October 1, 2005 through December 31, 2005	$0.81
January 1, 2006 through September 30, 2006	$3.09
The Company believes that each of these valuations is supported by the valuation reports received by the Company and the growth of the Company’s business. For the initial period (January 1, 2004 through December 31, 2004), the Company was beginning to produce sales of its IP Product line while sales of its DCME Product began to decline as expected. The Company’s sales plan was modest and the Company was trying to develop itself as a new and growing entity.
At the end of 2004, Doug Sabella was hired as a Chief Executive Officer and he began the process of developing a new plan for the Company. Early in 2005, Mr. Sabella revamped the Company’s sales plan dramatically increasing the targets for sales. In conducting the valuations as of January 1, 2005, VRC used the new Company plan in reaching its conclusion that the Common Stock should be valued at $0.52 per share.
The modest increase in the value of the Common Stock from $0.52 per share in January 2005 to $0.57 per share in April 2005 and to $0.65 per share in July 2005, resulted primarily from the slight changes in the public company comparables as described in Exhibit A and the continued success of the Company in executing against its new sales plan.
The increase in fair value of the Common Stock from April 15, 2005 to December 15, 2005 resulted from: (1) a change in the discount for lack of marketability applied in the April 15, 2005 valuation (40%) as opposed to the December 15, 2005 valuation (26%); and (2) a change in the assumptions surrounding anticipated liquidity events. The assumptions regarding anticipated liquidity events moved from 90% sale or merger and 10% IPO in the April 15, 2005 valuation to 60% sale or merger and 40% IPO in the December 15, 2005 valuation. The Company changed its assumptions surrounding the anticipated liquidity event based on the Company’s continued performance against plan and input received from the investment banking community regarding the possibility of an initial public offering of the Common Stock.
The significant increase in valuation as of August 15, 2006, as compared to the December 15, 2005 valuation, was due in part to a reduced discount rate used to estimate future cash flows from 26% to 20%, a reduced discount used for lack of marketability from 26% to 15%, and an increase in the weighted probability of an IPO as a potential liquidity event. The discount for lack of marketability at the valuation date was determined by considering restricted stock and pre-IPO studies and was further supported by use of the put-option method under which the fair value of a restricted share of stock is estimated as the fair value of a similar unrestricted share less the fair value of an at-the-money put option on those shares.
While at the time of granting of options in April and May 2006, the Company believed that $0.90 was reasonable, in working with VRC to establish an independent third party valuation as of August 2006, the Company realized that many of the corporate changes identified by VRC to support its August 2006 valuation of $3.09, in fact, had occurred prior to the April and May 2006 option grants. The Company recognized that from April 2006 through August 2006, there were not any material changes to the
Company sufficient enough to justify a substantial difference in the April 2006 valuation as compared to the August 2006 valuation for financial reporting purposes. In particular, the Company considered a variety of factors in reaching its conclusion regarding the valuation increase from December 2005 through April 2006, including:
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Seven
•	Changes in the Company’s Financial Plan: In December 2005, the Company began revising its financial plan for 2006 through 2008, including cash flow assumptions and projections. This three year financial plan (2006-2008) was extended to a four year financial plan (2006-2009). The four year financial plan utilized by the Company for the December, 2005 valuation (fair market value of $0.77 per share) had projected revenues for the final year (2009) of $[**] for the Company’s IP products and $[**] for the DCME products. In April 2006, the Company updated its four year financial plan based on substantially better performance to date and a significant increase in the Company’s sales pipeline. The four year financial plan utilized by the Company in August, 2006 valuation that was applied retroactively to April, 2006 (fair market value of $3.09 per share) had projected revenues for the final year (2010) of $[**] for the Company’s IP products and $[**] for the DCME products.

•	Retention of Investment Bankers: During the first quarter of 2006, the Company was engaged in the selection of an investment banking team. In May 2006, the Company selected an investment banking team to underwrite the initial public offering of the Common Stock.

•	Company Growth: From December, 2005 through April, 2006, the Company experienced strong growth in sales and revenue, all of which were in excess of the expectations the Company had set in December 2005.

•	Release of New Products: During the period between December 2005 and April 2006, the Company released the first product of a new product solution offering (Access Services, also known as Class 5 Services) that is expected to substantially increase the total available market to the Company. In addition, the Company also completed its first substantial sale of this new product.
Given all these factors, the Company determined that the substantial increase in value from December, 2005 to April, 2006, was reasonable under the circumstances. As noted above, there were not any significant changes in the Company’s operations between April 2006 and September 2006 to warrant a change in value.
Options Granted from October 1, 2006 through December 31, 2006
The Company is in the process of finalizing its financial statements for the year ended December 31, 2006. The Company issued stock options to purchase 908,300 shares of Common Stock during the period from October 1, 2006 through December 31, 2006 which included the issuance of options to purchase 855,300 shares on October 11, 2006 and options to purchase 53,000 shares on December 11, 2006. All options granted to purchase shares of Common Stock in the fourth quarter of 2006 were granted with an exercise price of $3.09 per share which the Board determined to be the fair value of the Common Stock on the date of grant based on VRC’s August 15, 2006 valuation.
Options Granted subsequent to December 31, 2006
In January 2007, the Company requested from its underwriters, in response to requests from the Staff, a preliminary estimate (“Preliminary Estimate”) of the price range per share of the Common Stock. On January 17, 2007, the Company received a preliminary price estimate from its underwriters of $[**] to $[**] per share for the Common Stock in connection with the proposed initial public offering. The Preliminary Range was provided to the Company as of January 17, 2007 and for the limited purpose of responding to the Staff’s inquiries; although the Preliminary Range is a good faith estimate provided by the underwriters, it should not raise the presumption that the final price will be within such range. As of the date of this
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Eight
letter, the underwriters and the Company cannot be certain as to the final price nor of whether or not it will fall within or outside of the Preliminary Range. Unlike the approach taken by VRC, the Company’s investment banker analysis was based purely on public company comparables using both a 2008 revenue analysis and 2008 price/earnings multiple analysis. In particular, the investment bankers considered both IP Infrastructure Vendors ([**]) as well as other recent initial public offerings ([**]) in establishing the pool of comparables.
The Company granted options to purchase 173,000 shares of Common Stock on January 17, 2007. All such were granted with an exercise price of $5.75 per share which the Board determined to be the fair value of the Common Stock on the date of grant based on the mid-point in the range of the Preliminary Estimate.
Confidential Treatment Request
In addition, we hereby request, pursuant to 17 C.F.R. § 200.83, that the contents of this letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Securities and Exchange Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you please contact me or James F. Fulton, Jr., the responsible representatives, by telephone rather than rely upon the U.S. mail for such notice. My address and telephone number are as follows: Tom Kennedy, care of Cooley Godward Kronish llp, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306, telephone number (650) 843-5132. Mr. Fulton’s address and telephone number are as follows: James F. Fulton, Jr., care of Cooley Godward Kronish llp, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306, telephone number (650) 843-5103.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Nine
Please acknowledge receipt of this letter by file-stamping the enclosed copy and returning it to my attention in the self-addressed stamped envelope provided herewith.
Please do not hesitate to call me or James F. Fulton, Jr. at (650) 843-5103, if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Tom Kennedy
Tom Kennedy
cc:	Albert J. Wood, Veraz Networks, Inc.
Eric C. Schlezinger, Veraz Networks, Inc.
James F. Fulton, Jr., Cooley Godward Kronish LLP
Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati
Allison B. Spinner, Wilson Sonsini Goodrich & Rosati
Steven D. Morgan, KPMG LLP
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Ten
Exhibit A
Methodology Associated with Independent Valuations
In November 2005, the Company retained VRC to value the Common Stock as of January 1, 2005 (retrospective valuation), April 15, 2005 (retrospective valuation), and December 15, 2005 (contemporaneous valuation). In addition, the Company subsequently obtained a contemporaneous valuation as of August 15, 2006 (each a “Valuation Date” and collectively the “Valuation Dates”).
VRC’s approach to each of the valuations was consistent with guidance contained in the AICPA Guide. The Valuation Expert used both the market approach and the income approach to estimate the fair value of the internet protocol portion of the Company’s business (“IP Portion”) and the income approach to estimate the fair value of the digital circuit multiplication equipment portion of the Company’s business (“DCME Portion”).1 Together, the estimates obtained from these approaches were used to estimate the fair value of the Company as a whole (hereinafter referred to as the “Enterprise Value”). VRC did not use the cost approach or asset-based approach (as outlined in the AICPA Guide) because such approach is generally more appropriate for investment holding companies or capital intensive firms and not as applicable to technology companies with significant intangible value or going concern value. VRC’s conclusion is consistent with paragraph 109 of the AICPA Guide which states that the asset-based approach is commonly utilized for early stage enterprises and is less appropriate when an enterprise has developed intangible assets, including internal goodwill. In addition, use of the cost approach is usually reserved for situations when there is limited or no basis for using the income or market approach.
VRC then utilized the option-pricing method as outlined in the AICPA Guide to allocate the total equity value of the business to the various securities that comprise the Company’s capital structure. VRC’s use of this method involved making estimates of the anticipated timing of a potential liquidity event under different scenarios, such as a sale of the Company or an initial public offering. The anticipated timing and likelihood of each scenario was provided to VRC by the Company’s management as of each respective valuation date. Under each scenario, the Enterprise Value of the Company was allocated to preferred and common shares by treating Common Stock and preferred stock as call options on the total equity of the Company, with exercise prices based on the value thresholds at which the allocation among the various holders of the Company’s equity securities changes.
Market Approach.
The market approach is based on direct comparisons of the equity of publicly-traded enterprises and equity securities to privately-held enterprises to estimate the fair value of the equity securities of privately-held enterprises. Consideration is given to the financial condition and operating performance of a privately-held enterprise relative to those of publicly traded companies operating in the same or similar line of business, subject to similar economic, environmental and political factors and considered to be reasonable investment alternatives. Enterprise value-to-sales market multiples were developed based on an analysis of comparable publicly-traded companies and from comparable acquisitions.
Comparable Public Company Analysis.

[1]	The Market approach was not used to value the DCME Portion due to the difficulty in applying a market multiple derived from growing comparable company businesses to a declining business.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Eleven
VRC estimated the fair value of equity of the IP Portion for each of the Valuation Dates using two methods of the market approach: comparable public company analysis and comparable acquisitions analysis. The key assumptions used in the VRC’s comparable public company analyses are summarized below:
     Selection of Comparable Companies. VRC maintained two tiers of comparable companies. The first tier was comprised of smaller cap public companies including [**]. The second tier was comprised of broader, large cap industry comparable companies including [**]. The comparable companies were chosen as appropriate comparables because they included all directly comparable companies and other companies that sold similar or competing products and included companies ranging from small to large public companies.
     Calculation of Multiples. VRC utilized enterprise value/latest twelve months revenues (EV/LTM) and enterprise value/forward twelve months revenues (EV/FTM) (or comparable ratios) as multiples. The range of revenue multiples applied to the subject company were selected based on the judgment and experience of VRC and reflected differences between the Company and the comparable companies relating to key investment considerations, such as future growth prospects, profitability and risk. The multiples utilized for each of the valuation dates are presented below (rounded, in $millions except for multiples).

Valuation Date	Valuation Metric	Multiple Range
January 1, 2005	2004 Estimated Revenue	[**]
	2005 Estimated Revenue	[**]
April 15, 2005	LTM	[**]
	2005 Estimated Revenue	[**]
December 15, 2005	2005 Estimated Revenue	[**]
	2006 Estimated Revenue	[**]
August 15, 2006	2006 Estimated Revenue	[**]
	2007 Estimated Revenue	[**]
Equal weighting was then taken to conclude the following results (rounded, in $millions):

Valuation Date	Enterprise Value	Enterprise Value
	(Low)	(High)
January 1, 2005	[**]	[**]
April 15, 2005	[**]	[**]
December 15, 2005	[**]	[**]
August 15, 2006	[**]	[**]
Comparable Acquisitions Analysis.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Twelve
VRC also estimated the fair value of the IP Portion using a comparable acquisitions analysis. The key assumptions used in the comparable acquisitions analysis are summarized below:
     Selection of Comparable Acquisitions. VRC analyzed merger and acquisition transactions of comparable companies and selected six to eight transactions where the targets of these transactions were deemed similar to that of the Company.
     Calculation of Multiples. VRC selected multiples at or near the median of an estimation of the latest twelve months. The multiples selected, and corresponding results were as follows (rounded, in $millions except for multiples):

Valuation Date	EV/Revenue	EV/Revenue	Enterprise	Enterprise
	(LTM): Low	(LTM): High	Value (Low)	Value (High)
January 1, 2005	[**]	[**]	[**]	[**]
April 15, 2005	[**]	[**]	[**]	[**]
December 15, 2005	[**]	[**]	[**]	[**]
August 15, 2006	[**]	[**]	[**]	[**]
The increase in the multiples from December 15, 2005 to August 15, 2006, is attributable to the availability of additional data for transactions occurring in 2006. The average EV/sales multiple associated with these two transactions was [**]. In contrast, VRC used the mean and median multiples of [**] and [**], respectively, as benchmarks for the December valuation. In addition, higher multiples were selected in August 2006 due to the reduction in risk associated with the Company executing favorably on its business plan and its improved competitive position and growth prospects.
Income Approach.
The income approach analysis was based on a discounted cash flow method. For the purpose of the income approach analysis, VRC made the following calculations and assumptions: the value of the Company was estimated based on the present value of the future economic benefits; the future economic benefits included management’s financial projections and an estimate of the terminal value; the terminal value was developed based on an analysis of enterprise value-to-sales multiples of comparable publicly-traded companies or based on the Gordon Growth Method for the August 2006 valuation; and the cash flows were discounted to the present using a weighted average cost of capital that incorporates the risk free rate for the use of the funds, the expected rate of inflation, and risks associated with the particular investment.
Income Approach for IP Portion.
VRC estimated the fair value of equity of the IP Portion using the discounted cash flow method for each of the Valuation Dates. The key assumptions used in the analyses are summarized below:
•	Forecast.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Thirteen
FY 2005 valuation reports: Revenues and expenses for fiscal years 2005 through 2007 were forecasted by management. VRC used this data and discussion with management to extrapolate additional years of data.

August 2006 valuation reports: Revenues and expenses for fiscal years 2006 through 2007 were forecasted by management based on plans approved by the Board and provided to investment bankers in May 2006. VRC used this data and discussion with management to extrapolate additional years of data.
•	Tax Rate, Working Capital Requirements and Capital Expenditures.
FY 2005 valuation reports: The tax rate utilized for each of the 2005 Valuation Dates by the Valuation Expert was 40 percent. Working capital as a percentage of revenue was held at negative 10 percent based on the Company’s historical level of working capital/revenue. Capital expenditures were projected as 3.6 to 3.7 percent of revenue based on industry levels of capital expenditures/revenue.

August 2006 valuation reports: The tax rate utilized for the August 2006 Valuation Date by VRC was 40.7 percent. Working capital as a percentage of revenue was held at negative 5 percent based on industry norms and the Company’s historical level of working capital/revenue. Capital expenditures were projected as 4.5 percent of revenue based on industry levels of capital expenditures/revenue.
•	Discount rate. VRC utilized venture capital rate of return studies and knowledge of the Company to estimate a discount rate for the FY 2005 valuations and the Capital Asset Pricing Model (CAPM) to estimate the discount rate for the August 2006 valuation. For the FY 2005 valuation reports, VRC calculated a 26 percent discount rate for the January 1, 2005, April 15, 2005 and December 15, 2005 Valuation Dates; and for the August 2006 valuation report, VRC calculated a discount rate of 20 percent.

•	Terminal Value. VRC calculated the terminal value of each of the FY 2005 valuation dates by applying a multiple of 2.20x to the respective terminal year’s revenue. This multiple was selected based on the comparable public company and comparable acquisition analyses. The present value of the terminal value for the FY 2005 valuations was $[**] for both January and April and $[**] for December. For the August 2006 valuation, the terminal value was calculated using the Gordon Growth Method (GGM) assuming a long-term growth rate assumption of 5 percent, and the present value of the terminal value was calculated at $[**].

•	Net Operating Loss Carry-forwards. VRC calculated the present value of the net operating loss carry-forwards (“NOLs”).
VRC completed sensitivity analyses in each of the discounted analyses for each of the Valuation Dates to conclude upon the following values (rounded, in $millions):
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Fourteen

Enterprise Value of the IP Portion (DCF Analysis)
Valuation Date	Concluded Value Range
January 1, 2005	[**]
April 15, 2005	[**]
December 15, 2005	[**]
August 15, 2005	[**]
Income Approach for DCME Portion.
VRC also estimated the fair value of the DCME Portion using the discounted cash flow method for each of the Valuation Dates. The DCME business is a declining business for the Company and is expected to contribute incremental economics to the Company through 2010. Future projected economics for the business were expected to decline each year.
The key assumptions used in the analyses are summarized below:
•	Forecast. Revenues and expenses for FY 2005 through FY 2007 were forecasted by management. VRC used this data and discussion with management to extrapolate additional years of data. Expenses were adjusted to exclude expenses associated with the IP Product and services business.

•	Tax Rate, Working Capital Requirements and Capital Expenditures. The tax rate utilized for each of the FY 2005 valuation dates by VRC was 40 percent, working capital as a percentage of revenue was assumed to be minimal for the DCME business, and capital expenditures were projected as 3.6 to 3.7 percent of revenue based on industry levels of capital expenditures/revenue. For the August 2006 valuation date, the tax rate utilized was 40.7%, working capital as a percentage of revenue was negative 6.5 percent based on industry norms and Company history and capital expenditures were estimated at 2.8 percent of sales based on industry data and Company projections.

•	Discount rate. VRC utilized a capital asset pricing model and calculated the Company’s weighted average cost of capital to conclude upon a 22 percent discount rate for the January 1, 2005 and April 15, 2005 analyses, a 23.5 percent discount rate for the December 15, 2005 analysis and a 20 percent discount rate of the August 15, 2006.

•	Terminal Value. For each of the Valuation Dates, VRC concluded that the DCME Portion was in decline and is not expected to have any residual value beyond the forecast period.

•	Net Operating Loss Carry-forwards. VRC calculated the present value of the net operating loss carry-forwards.
VRC calculated the enterprise value of the DCME Portion for each of the Valuation Dates as follows (rounded, in $millions):
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Fifteen

Enterprise Value of the DCME Portion (DCF Analysis)
Valuation Date	Concluded Value
January 1, 2005	[**]
April 15, 2005	[**]
December 15, 2005	[**]
August 15, 2006	[**]
Concluded Equity Value
VRC added the IP Portion to the DCME Portion to produce an enterprise value of the Company at each of the Valuation Dates. After adding cash and subtracting debt VRC reached the following concluded equity value for each of the Valuation Dates (rounded, in $millions):

Concluded Equity Value of Veraz
Valuation Date	Concluded Value
January 1, 2005	[**]
April 15, 2005	[**]
December 15, 2005	[**]
August 15, 2006	[**]
VRC equally weighted the discounted cash flow analysis, the comparable public company analysis and the comparable acquisitions analysis of each of the Valuation Dates for the IP Portion to conclude on its equity value. The ranges of the equity values for the IP Portion at each of the Valuation Dates are as follows (rounded, in $millions):

Enterprise Value of the IP Product and Services Business
Valuation Date	Concluded Value Range
January 1, 2005	[**]
April 15, 2005	[**]
December 15, 2005	[**]
August 15, 2006	[**]
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Sixteen
Allocation of Total Equity Value to Preferred and Common Stock.
The Company allocated the total equity value of the Company to preferred and Common Stock using the option-pricing method. Under the method, the Valuation Expert modeled the following scenarios in the analysis: initial public offering scenario and sale/merger scenario. Under each of the scenarios, VRC utilized the options-pricing method for allocating the Company’s total equity value to each of its securities. VRC assigned values to each of the preferred securities and analyzed the Company’s remaining equity securities as an option on some portion of the remaining equity value. The methodology is based upon the Black Scholes Model (“BSM”) and principal assumptions are as follows:
Stock price. — The strike price was estimated as the Company’s total equity value;
Volatility. The volatility was based on the midpoint of the average of the 400 day historical volatility and the average implied volatility for the comparable public companies;
Term. Term was based on the estimated time to a Company liquidity event (either IPO or sale/merger) of 36 months for the January and April analyses, and 24 months for the December analysis; and approximately 10.5 months for the August 2006 analysis
Exercise prices. Exercise prices were based on the value thresholds at which the sharing among the Company’s various security holders changes; and
Risk-Free Rate. The risk-free rate was based on U.S. Treasury securities corresponding to the assumed holding period
Based on the BSM, VRC concluded on a range of values of the Company’s Common Stock per share value on a marketable, minority interest basis. Given the execution and financing risks of the Company during the time until a liquidity event, VRC then applied a 40 percent discount for lack of marketability in the January and April analyses, and a 26 percent discount in the December analysis and a 15 percent discount in the August 2006 analysis. The discount for lack of marketability decreases over time corresponding with the decrease in the assumptions regarding the holding period until liquidity. VRC then assigned a weighting for each of the two scenarios for each of the Valuation Dates based on discussions with Company management. The weighting of each analysis is presented below:

Valuation Date	Sale/Merger	IPO Scenario
	Scenario
January 01, 2005	90%	10%
April 15, 2005	90%	10%
December 15, 2005	60%	40%
August 15, 2006	35%	65%
Based on the assumptions and methodologies described above, VRC concluded that the per share fair value of the Common Stock, as of the Valuation Dates, are as follows:
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.

January 26, 2007
Page Seventeen

Common Equity Value of Veraz Networks, Inc.
Valuation Date	Weighted Value Indication
January 1, 2005	$2.06 per share ($0.52 post split)
April 15, 2005	$2.27 per share ($0.57 post split)
December 15, 2005	$0.77 per share
August 15, 2006	$3.09 per share
Note: On April 20, 2005, the Company effected a 4 for 1 stock split.
[**] Information redacted pursuant to a confidential treatment request by Veraz Networks, Inc. under 17 CFR § 200.83 and submitted separately with the Securities and Exchange Commission.